

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2013

<u>Via E-mail</u>
Mr. Craig P. Coy
Chief Executive Officer
Command Security Corporation
512 Herndon Parkway, Suite A
Herndon, VA 20170

      Re: Command Security Corporation
             Form 10-K for the Year Ended March 31, 2012
             Filed June 28, 2012
             File No. 001-33525

Dear Mr. Coy:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Robert S. Littlepage for

                      Assistant Director
                      Larry Spirgel